Exhibit 99.9

Company	Wolseley PLC
TIDM	WOS
Headline	Director Shareholding
Released	18:55 29-Apr-05
Number	7060L

RNS Number:7060L
Wolseley PLC
29 April 2005

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr C A S Hornsby, who is responsible for the Company's US Plumbing and Heating Division and who will become Chief Executive, North America from 1 August 2005, increased his shareholding in the Company on 29 April 2005 by 5,238 ordinary shares. Mr Hornsby exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and subsequently sold 80,000 shares at a price of 1060p per share.

Director's Name	No. of options	Exercise price	Date of
	Exercised	per share	transaction
		(in pence)

Mr C.A.S.Hornsby	85,238	485.00p	29.04.2005

As a result of the above transactions, Mr Hornsby now holds 74,013 ordinary shares in the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END